Exhibit 17.3

From: George Bochetto

Sent: Friday, June 01, 2018 4:15 PM

To: Jonathan Deblinger

Cc: Schechtman, Caryn G.; Barry I. Grossman; Eric Fidel; David Selengut; JGormally; bill white; Ric Tarbox; Raymond Akers

Subject: RE: Akers Resignation

On behalf of Ray Akers, we believe the language of the 8K regarding Ray is false, totally misleading, and such that will cause Ray to have to take corrective action. Ray is a whistleblower; the only reason there is an investigation regarding revenue recognition is because Ray refused to approve the 10K for 2017 and demanded an investigation. To say he is being “uncooperative” is utterly disingenuious and will not be tolerated.

George Bochetto, Esq.

Bochetto & Lentz, P.C.

1524 Locust Street

Philadelphia, PA 19102

(Ph) 215-735-3900

(Fx) 215-735-2455

www.bochettoandlentz.com